Exhibit 99.1

Cellebrite Names David Barter Chief Financial Officer

CFO Dana Gerner to Retire

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, July 8, 2025 – Cellebrite (NASDAQ: CLBT), a global leader in premier Digital Investigative solutions for the public and private sectors, today announced that David Barter, a proven finance executive with extensive public company CFO experience in technology and software, has been appointed CFO, effective immediately. He succeeds Dana Gerner, who has served as Cellebrite’s CFO since 2014. Gerner will remain in an active advisory role to support the transition until the Company reports its second-quarter 2025 financial results. As CFO, Barter is responsible for the Company’s financial operations, including financial planning, accounting, reporting and treasury, as well as corporate development, investor relations and operations. He reports directly to CEO Thomas E. Hogan.

“On behalf of the full board, our employees, and our shareholders, I want to thank Dana Gerner for her dedication, professionalism, passion and performance. For the past eleven years, Gerner led a high-caliber finance and operations organization and played a key role in building Cellebrite into a market-leading public company, delivering consistently strong top-line growth, profitability and cash generation,” stated Hogan. “The Company owes Dana an enormous debt of gratitude and wishes her every success as she embarks on a new and exciting chapter in her life.”

Hogan continued, “We are thrilled to welcome Dave to Cellebrite. Dana set a high bar for her successor. We sought a leader with proven experience as a public company software CFO focused on growth and operations at scale, exceptional leadership skills, strong communication acumen and US-based with a track record of leading and operating globally.”

“It has been a great privilege to be part of Cellebrite’s journey. We have accomplished a lot over the past 11 years, and the company has a bright future. I have no doubt that the team, under Dave’s leadership, will continue to positively contribute to Cellebrite’s success,” said Dana Gerner.

Barter brings more than three decades of public company financial leadership experience. For the last 20 years, he has been focused on scaling global software companies. Prior to joining Cellebrite, he served as CFO at New Relic where he played an instrumental role in driving the company’s growth to nearly $1 billion in annual revenue, transitioning the company to a consumption-based model, improving profitability and cash flow and supporting a successful $6.5 billion sale of the business. Barter previously served as CFO at C3.ai and Model N as well as held senior finance positions at Guidewire Software, Microsoft and General Electric.

“I could not be more excited to join Cellebrite,” stated David Barter. “The Company’s unique and compelling mission and focus on public safety captured my interest and fuels my ongoing enthusiasm about joining Cellebrite. Every day, Cellebrite’s technology makes a tangible difference in helping thousands of customers around the globe elevate their operational intelligence and accelerate their investigations in ways that make our world safer. I look forward to working with Cellebrite’s leadership team as well as my new colleagues to effectively and efficiently expand our business around the world and deliver on our commitments to our customers, communities, employees and shareholders.”

Second-Quarter 2025 Financial Results Date and Related Conference Call and Webcast

Cellebrite will report its second-quarter 2025 financial results before market open on Thursday, August 14, 2025. Later that same morning, Cellebrite will host a live conference call and webcast to review the Company's quarterly financial results, introduce Dave Barter and provide an update on important strategic initiatives including the recently announced acquisition of Corellium.  Relevant details include:

Date:	Thursday, August 14, 2025
Time:	8:30 a.m. ET
Call-In Number:	203-518-9783 / 800-267-6316
Conference ID:	CLBTQ225
Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q2-2025-financial-results-conference-call-webcast
Live Webcast URL:	https://edge.media-server.com/mmc/p/8rnat9mu/

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results.

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its global customers to protect and save lives by enhancing digital investigations and intelligence gathering to accelerate justice in communities around the world. Cellebrite’s AI-powered Digital Investigation Platform enables customers to lawfully access, collect, analyze and share digital evidence in legally sanctioned investigations while preserving data privacy. Thousands of public safety organizations, intelligence agencies, and businesses rely on Cellebrite’s digital forensic and investigative solutions—available via cloud, on-premises, and hybrid deployments—to close cases faster and safeguard communities. To learn more, visit us at www.cellebrite.com, https://investors.cellebrite.com/investors and find us on social media @Cellebrite.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Successful completion of the Company’s quarterly financial close processes and the successful transition of the CFO role at the Company; Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s DI solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 18, 2025, and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors Relations
Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com

+1 973.206.7760

Media
Jackie Labrecque

Sr. Manager of Content Strategy and Operations

Jackie.labrecque@cellebrite.com

+1 771.241.7010

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